UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc

MTFG and the UFJ Group Establish Integration Committee and Announce Group Integration Policy

Tokyo, August 20, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President: Ryosuke Tamakoshi) announced that they have established an Integration Committee comprising the members listed below. This committee will seek to make rapid progress in setting details of management integration in line with the basic agreement previously announced on August 12, 2004.

As a basic integration policy, this committee decided at its first meeting to adopt a group-wide business management system for the newly integrated group to ensure the provision of flexible and integrated services to meet the diverse financial needs of customers. Business strategy, the business promotion framework and other matters relating to the new group will be decided on an integrated group-wide basis by a subcommittee of the Integration Committee. The subcommittee will aim to discuss and reach decisions in a focused and efficient manner.

1. Integration Committee Members

The president of MTFG will be the chairman of the Integration Committee, and the president of UFJ will be the deputy chairman. The committee will comprise the following subcommittees:

(1) First subcommittee: Responsible for deciding the basic framework of the new group, including matters such as group organization and corporate governance. The first subcommittee will comprise the following:

MTFG position	Committee member	UFJ position	Committee member
President & CEO (also President of Bank of Tokyo-Mitsubishi)	Nobuo Kuroyanagi (Chairman)	President and CEO (also Chairman of UFJ Bank)	Ryosuke Tamakoshi (Deputy Chairman)

Chairman & Co-CEO (also President of Mitsubishi Trust and Banking Corporation)	Haruya Uehara	Director (also President and CEO of UFJ Bank)	Takamune Okihara

Deputy President	Tatsunori Imagawa	Director (also President of UFJ Trust Bank)	Shintaro Yasuda

Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Tetsuo Iwata	Director & Senior Executive Officer (also Director of UFJ Bank and Director of UFJ Trust Bank)	Toshihide Mizuno

(2) Second subcommittee: Responsible for deciding issues relating to business strategies and business promotion organizations on a group-wide basis.

The second subcommittee will comprise the members of the first subcommittee and the following :

Business Category	MTFG position	Committee member	UFJ position	Committee member
Retail	Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Ryuichi Murata	Senior Executive Officer of UFJ Bank	Naoki Matsumoto

Corporate	Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Katsunori Nagayasu	Senior Executive Officer of UFJ Bank (Director)	Masanobu Nakamura

Trust Assets	Managing Director (also managing Director of Mitsubishi Trust and Banking Corporation)	Toshio Goto	Senior Executive Officer of UFJ Trust Bank	Mikio Goto

The integration planning offices of MTFG and UFJ will jointly assume the role of Integration Committee secretariat.

2. Introduction of a business management system for the new group on a group-wide basis

We will introduce an integrated business group management system on a group-wide basis that aims to create a new, comprehensive financial group that provides products and services of the highest quality to its customers.

We aim to build a system whereby business strategies for each customer group will be set principally by the holding company. Executing these strategies in close cooperation with group companies will enable us to provide all types of banking, trust, and securities services in a comprehensive and unified fashion to our industry-leading customer base.

Our goals are as follows:

(1) Provide flexible and integrated financial services that serve our customer needs.

By rapidly executing integrated group strategies in close cooperation with all group companies including banking, trust, and securities companies, we aim to provide financial services of the highest quality that truly satisfy customers’ needs.

(2) Establish a comprehensive financial service provider surpassing other financial groups.

With an industry-leading customer base and a strengthened domestic and overseas branch network, we will work together with each group company in banking, trust, and securities to provide integrated products and services that transcend traditional business divisions, thereby surpassing other financial groups to create a premiere comprehensive financial group.

(3) Provide opportunities for group employees to increase their expertise.

Since the new group will have strengths in a broad range of financial areas and will have a significant presence in Japan and overseas, the new group employees opportunities to excel, irrespective of region or business area, and will offer to realize their full capabilities and strengths.

*    *    *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Contacts:

MTFG Corporate Communications Office Tel: 81-3-3240-8149

UFJ Gavin Anderson & Company Tel: 81-3-5404-0640